Exhibit 99.1

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

*JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the "**US Securities Act**") and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.*



JD.com, Inc.
京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9618 (HKD counter) and 89618 (RMB counter))

SPIN-OFF AND SEPARATE LISTING OF JINGDONG INDUSTRIALS, INC. ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

LISTING OF JINGDONG INDUSTRIALS, INC. AND COMMENCEMENT OF DEALINGS OF JINGDONG INDUSTRIALS, INC. SHARES

The Board is pleased to announce that following the completion of the Global Offering, the listing of JINGDONG Industrials, Inc. ("**JD Industrials**") on the Main Board of the Hong Kong Stock Exchange took place on December 11, 2025 and dealings in the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on December 11, 2025.

INTRODUCTION

Reference is made to the announcement of JD.com, Inc. (the "**Company**") dated March 30, 2023 in relation to the Proposed Spin-off. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the aforementioned announcement.

LISTING OF JD INDUSTRIALS AND COMMENCEMENT OF DEALINGS OF THE JD INDUSTRIAL SHARES

The Hong Kong Stock Exchange has granted the approval for the listing of, and permission to deal in, the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange.

Following the completion of the Global Offering, (i) listing of JD Industrials on the Main Board of the Hong Kong Stock Exchange took place on December 11, 2025; and (ii) dealings in the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on December 11, 2025 (the "**Listing**"). The JD Industrials Shares are traded in board lots of 200 JD Industrials Shares each, and the stock code is 7618.

Upon completion of the Global Offering and the Listing (assuming that the Over-allotment Option is not exercised and excluding shares to be issued under the Share Incentive Plans (as defined in the prospectus issued by JD Industrials dated December 3, 2025)), the Company indirectly controls in aggregate approximately 72.34% of the total issued share capital of JD Industrials.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, December 11, 2025

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Ms. Grace Kun DING, Ms. Jennifer Ngar-Wing YU, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.